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                             March 28, 2023

       David Rankin
       Chief Financial Officer
       Seaboard Corporation
       9000 West 67th Street
       Merriam, KS 66202

                                                        Re: Seaboard
Corporation
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed February 14,
2023
                                                            File No. 001-03390

       Dear David Rankin:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Results of Operations, page 21

   1. Throughout your results of operations year-to-year comparison, you identify multiple factors for changes in
line items without quantifying the impact of each. For example, in the CT&M segment
comparison you attribute the change in revenue to higher sales prices of commodities, and to
a lesser extent, higher volumes to third-party customers, partially offset by lower volumes
to affiliates due to timing of shipments. Please revise to quantify the change for each of
the factors that you cite. Refer to Item 303(b) of Regulation S-K.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 David Rankin
Seaboard Corporation
March 28, 2023
Page 2

       You may contact Nasreen Mohammed at 202-551-3773 or Joel Parker at 202-551-3651
with any questions.



FirstName LastNameDavid Rankin                        Sincerely,
Comapany NameSeaboard Corporation
                                                      Division of Corporation
Finance
March 28, 2023 Page 2                                 Office of Trade &
Services
FirstName LastName